NO ACT

PE
1-29-09

09001097

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 3, 2009

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-3-09

Re: The Home Depot, Inc.

Dear Mr. Gottsegen:

This is in regard to your letter dated January 29, 2009 concerning the shareholder proposal submitted to Home Depot by the AFL-CIO Reserve Fund for inclusion in Home Depot's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent will withdraw the proposal, and if that does not occur, Home Depot will include the proposal in its proxy materials, and that Home Depot therefore withdraws its December 19, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

January 29, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of the AFL-CIO Reserve Fund

Ladies and Gentlemen:

On December 19, 2008, The Home Depot, Inc. (the "Company") submitted a letter to the staff at the Division of Corporation Finance of the Securities and Exchange Commission requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal (the "Proposal") from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "No-Action Request") in reliance on Rule 14a-8(g) under the Securities Exchange Act of 1934. On January 19, 2009, the Company submitted a supplemental letter to the Staff. The Proposal was submitted by the AFL-CIO Reserve Fund (the "Proponent") on December 2, 2008, and relates to the adoption of health care reform principles.

Following the submission of the No-Action Request, the Company and the Proponent have discussed the Proposal. It is the Company's belief at this time that the Proposal will be withdrawn; if that does not occur, the Company will include the Proposal in the 2009 Proxy Materials. Accordingly, the Company hereby withdraws the No-Action Request.

A copy of this letter is being mailed on this date to the Proponent.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

Copies to: Mr. Daniel F. Pedrotty
Mr. Robert E. McGarrah, Jr.
Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

2455 Paces Ferry Rd. • Atlanta, GA 30339

January 19, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of the AFL-CIO Reserve Fund

Ladies and Gentlemen:

On December 19, 2008, The Home Depot, Inc. (the "Company") submitted a letter to the staff of the Securities and Exchange Commission requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal (the "Proposal") from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "No-Action Request") in reliance on Rule 14a-8(g). The Proposal was submitted by the AFL-CIO Reserve Fund (the "Proponent") on December 2, 2008, and relates to the adoption of health care reform principles by the Company.

On January 15, 2009, the Proponent submitted a letter to the Staff (the "January 15 Letter") to respond to the No-Action Request.

The purpose of this letter is to respond to the January 15 Letter.

First, the Company is entitled to rely on its registrar and transfer agent to determine whether a person is a record holder of the Company's common stock. The Company's registrar and transfer agent, Computershare, has informed the Company that, as of December 2, 2008, neither AmalgaTrust nor the Amalgamated Bank of Chicago (together, the "Bank") is a record holder of the Company's common stock. Moreover, the Bank is not a registered broker-dealer. Therefore, the Bank is unable to verify the Proponent's beneficial ownership.

Second, even if the Bank is a record holder of the Company's common stock, the Bank's letter to the Company dated December 4, 2008 (the "December 4 Letter"), does not, as required under Rule 14a-8(b) and confirmed by the Staff in Staff Legal Bulletin No. 14 (July 13, 2001), verify that the Proponent owned the Company's securities for a period of one year as of the date the Proposal was submitted, i.e., December 2, 2008. Staff Legal Bulletin No. 14 (July 13, 2001) clearly states that verification falling short (even by just one day) is insufficient to demonstrate a shareholder's continuous ownership as of the date a proposal is submitted.

Finally, contrary to the Proponent's assertions in the January 15 Letter, the letter from the Bank to the Proponent dated January 15, 2009 (the "Bank Letter") does not cure the deficiencies in the December 4 Letter. First, the Bank Letter was received by the Company after the December 17, 2008 deadline for responding to the Company's notification letter to the Proponent dated December 3, 2008. Second, the Bank Letter was not submitted to the Company in response to the Company's notification letter as is required under Rule 14a-8(f). Third, the Bank Letter does not specifically verify that the Proponent owned the Company's securities continuously for a period of one year as of December 2, 2008. See Staff Legal Bulletin No. 14 (July 13, 2001).

Therefore, the Company believes that it may omit the Proposal from the 2009 Proxy Materials under Rule 14a-8.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed on this date to the Proponent, in accordance with Rule 14a-8(j), informing it of the Company's intention to omit the Proposal from the 2009 Proxy Materials.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan Gottsegen

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

Copies to: Mr. Daniel F. Pedrotty
Ms. Vineeta Anand
Mr. Robert E. McGarrah, Jr.
Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 15, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

By email: shareholderproposals@sec.gov

Re: The Home Depot, Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of The Home Depot, Inc. Company ("Home Depot" or the "Company"), by letter dated December 19, 2008, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2009 proxy materials.

Proponent's shareholder proposal to Home Depot urges:

the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Home Depot argues that the Proposal is excludable because the Proponent has failed to satisfy the minimum ownership requirements of Rules 14a-8(b) and 14a-8(f).

Since December 2, 2008, however, Proponent has done everything in its power to satisfy the Company's request for proof that it has owned 1,300 shares of the Company's common stock for more than one year prior to filing the Proposal. Proponent asked the custodian of Proponent's shares, the Amalgamated Bank of Chicago (the "Bank"), to verify Proponent's ownership. The Bank did so in a letter to the Company on December 4, 2008 (Attachment "A").

The Company rejects Proponent's proof, claiming that the Bank is not the "record" holder of Proponent's securities. Instead, the Company relies upon a letter dated December 17, 2008, from its transfer agent, Computershare Investor Services, which states, "neither Amalga Trust nor Amalgamated Bank of Chicago is a record holder of such [Proponent's] shares." (Attachment "B").

The Company appears to misunderstand the reasonable and customary banking practices upon which Proponent's shares are held. As articulated more fully in the attached letter by the Bank's Executive Vice President and General Counsel (Attachment "C"), the Bank is in full compliance with SEC Regulation R. Moreover, the Bank has fully documented that the AFL-CIO Reserve Fund "owns 1,300 shares of Home Depot, Inc. Common Stock and that such shares were originally deposited in the account on July 2, 2007 from a prior custodian."

Consequently, Home Depot has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rules 14a-8(b) and 14a-8(f).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

Attachments

cc: Jonathan M. Gottsegen, Assistant Secretary & Senior Counsel

ATTACHMENT "A"

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

December 4, 2008

Mr. Jack A. VanWoerkom, Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Re: The Home Depot, Inc.

Dear Sir/Madam:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 1,300 shares of common stock (the "Shares") of The Home Depot, Inc., beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our *** FISMA & OMB Memorandum M-07-16 The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

[redacted]

ATTACHMENT "B

Computershare

Computershare Investor Services
250 Royall Street
Canton, Ma 02021
www.computershare.com

December 17, 2008

Jonathan Gottsegen
Senior Counsel, Corporate and
Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Road N.W.
Atlanta, GA 30339-4024

Dear Mr. Gottsegen:

You have asked whether or not either Amalga Trust or Amalgamated Bank of Chicago is a record holder of shares of common stock of The Home Depot, Inc. We, as transfer agent for The Home Depot, Inc., hereby confirm that, as of December 2, 2008, neither Amalga Trust nor Amalgamated Bank of Chicago is a record holder of such shares.

Sincerely,

Deborah H. Norris

Deborah H. Norris
Relationship Manager

ATTACHMENT "C"

One West Monroe
Chicago, Illinois 60603-5301
312/822-3000

AMALGAMATED
Bank of Chicago

James T. Landenberger
Executive Vice President
General Counsel

Phone: 312/822-3153
Fax: 312/267-8770

January 15, 2009

Robert E. McGarrah, Jr.
Counsel
AFL-CIO Office of Investment
815 16th Street, NW
Washington, D.C. 20006

Re: Shareholder Proposal of the AFL-CIO Reserve Fund

Dear Mr. McGarrah:

You have requested an explanation of our report to you of the validity of Amalgamated Bank of Chicago's (the "Bank") certification to the AFL-CIO (the "AFL") of the AFL's stock position in Home Depot, Inc. ("Home Depot").

The Bank is a bank organized and existing under the laws of the State of Illinois. Since July, 2007, the Bank has served as custodian to the AFL. Pursuant to such role, the Bank provides custody, accounting, reporting, and security processing services to the AFL. As part of its custody service, and as is common in the industry, the vast majority of securities are held at The Depository Trust Company ("DTC") in "book entry" form on behalf of the Bank. DTC acts as a central depository for securities certificates through which member firms can transfer securities electronically via computerized bookkeeping entries. For purposes of a transfer agent for a security issuing corporation, the registered owner of shares would be Cede & Co., the nominee name for DTC.

Since 1995, the Bank has been a DTC Participant (see Exhibit A for a copy of the Bank's DTC Participation Agreement). DTC does not require that a participant be a registered broker/dealer. Pursuant to Regulation R promulgated under the Securities Exchange Act of 1934 (the "Act"), a bank is not required to become a registered broker/dealer if a bank's security related transactions fall within various exemptions. All of the Bank's transactions fall within these exemptions, thus the Bank is not required to register as a broker/dealer under the Act.

As a DTC Participant, DTC holds securities on behalf of the Bank and the Bank performs the subaccounting among its various customers on the Bank's own Trust Accounting System. For example, on January 14, 2009, the Bank held 205,922 shares of the Company at DTC for all of its customers (see DTC report dated January 15, 2009 attached as Exhibit B indicating the Bank's "TOTAL FREE POSITION" in the Company). The attached Exhibit B is a report received by DTC indicating the Bank's overall position. The Total Shares are owned by numerous customers of the Bank.

AMALGAMATED

Robert E. McGarrah, Jr.
January 15, 2009
Page 2

As noted above, the specific security holding of the Bank's customers are reflected on the Bank's Trust Accounting System. Attached as Exhibit C is a Security Activity Review Report generated from the Bank's Trust Accounting System. The report indicates that the AFL owns 1,300 shares of Home Depot, Inc. Common Stock and that such shares were originally deposited in the account on July 2, 2007 from a prior custodian. Therefore, the Bank is able to certify that the AFL owned 1,300 shares of the Company's Common Stock from July 2, 2007 until the present date.

If you have any questions on the above, please feel free to call me at (312) 822-3159.

Sincerely,

James T. Landenberger

9111-466

EXHIBIT A

PARTICIPANT'S AGREEMENT

Firm or Corporation

THE DEPOSITORY TRUST COMPANY

Participant's Agreement

As Provided for in Rule 2, Section 1 of the Rules

The undersigned hereby makes application to continue as or become, as the case may be, a Participant of The Depository Trust Company (hereinafter called the "Corporation") and agrees:

The undersigned while a Participant will abide by the By-Laws and Rules of the Corporation and shall be bound by all the provisions thereof including the provisions prescribing the rights and remedies which the Corporation shall have with respect to securities held by or for the Corporation for the undersigned's account, and the Corporation shall have all the rights and remedies contemplated by said By-Laws and Rules of the Corporation. Notwithstanding that the undersigned may have ceased to be a Participant, the undersigned shall continue to be bound by the By-Laws and Rules of the Corporation as to all matters and transactions occurring while the undersigned was a Participant.

Said By-Laws and Rules of the Corporation shall be a part of the terms and conditions of every contract or transaction which the undersigned while a Participant may make or have with the Corporation.

The undersigned will pay to the Corporation the compensation due it for services rendered to the undersigned while a Participant based on the Corporation's fee schedules, and such fines as may be imposed or deposits as may be required in accordance with said By-Laws and Rules of the Corporation for the failure of the undersigned while a Participant to comply therewith.

The undersigned will pay to the Corporation any amounts which pursuant to the provisions of Rule 4 of the Rules of the Corporation shall become payable by the undersigned to the Corporation.

The undersigned's books and records, to the extent only that they relate to services rendered to the undersigned by the Corporation, shall at all times during the undersigned's regular business hours (and at such other times as may be acceptable to the undersigned) be open to the inspection of the duly authorized employees or agents of the Corporation and the Corporation shall be furnished with all such information in respect of such services rendered to the undersigned as it may require, provided, however, that (i) the Corporation's right to inspect the books and records of the undersigned and to be furnished with information as provided herein shall extend only to books, records and information relating to the undersigned's relationship with the Corporation or to contracts or transactions which the undersigned has made or had with the Corporation and shall not extend to books, records and information relating to the undersigned's relationship with persons upon whose behalf it may obtain the services of the Corporation nor to books, records and information relating to such persons, their accounts or market activity and (ii) the Corporation's right to inspect the books and records of the undersigned and to be furnished with information as provided herein shall be subject to any applicable laws, rules and regulations of regulatory bodies having jurisdiction over the undersigned, which relate to confidentiality of records.

The Corporation is authorized to provide to the issuer of any security at any time credited to the account of the undersigned the name of the undersigned and the amount of the issuer's securities so credited and is authorized to provide similar information to any appropriate governmental authority.

The determination of the Corporation by its Board of Directors of all questions affecting the charges to which the undersigned's contribution to the Participants Fund is or may be subject shall be final and conclusive.

The undersigned hereby appoints the Corporation its agent and attorney-in-fact (1) to enter into a custody agreement with any bank, trust company or other appropriate entity (hereinafter referred to as "custodian") chosen by it, such agreement to be in such form and containing such terms and provisions as the Corporation may in its sole discretion approve, and the undersigned hereby ratifies and confirms any and all action heretofore taken by the Corporation in this connection and (2) to instruct each custodian as to the delivery of any and all securities held by any such custodian pursuant to any such agreement.

The undersigned will, except as otherwise permitted by the Corporation, give all instructions by it concerning any securities held by the Corporation for the undersigned's account, or by any custodian subject to the instructions of the Corporation, through the Corporation and not otherwise.

Each custodian shall be entitled to act and rely in all respects upon, and as regards such custodian the undersigned shall be bound by, the instructions of the Corporation with respect to any securities from time to time held by the Corporation for the undersigned's account or by such custodian subject to the instructions of the Corporation.

Each security delivered for the undersigned's account to the Corporation for deposit with the Corporation may be transferred into the name of any nominee designated by the Corporation or by such custodian as the Corporation may select, if it is delivered to such custodian, and retained by the Corporation or delivered to such custodian as the Corporation may select and the undersigned will indemnify the Corporation and any nominee of the Corporation in the name of which securities credited to the undersigned's account are registered against all loss, liability and expense which they may sustain, without fault on the Corporation's part, as a result of securities credited to the undersigned's account being registered in the name of any such nominee, including (a) assessments, (b) losses, liabilities and expenses arising from claims of third parties and from taxes and other governmental charges, and (c) related expenses in respect of any such securities.

The undersigned will be bound by any amendment to the By-Laws or Rules of the Corporation with respect to any transaction occurring subsequent to the time such amendment takes effect as fully as though such amendment were now a part of the By-Laws and Rules of the Corporation, provided, however, that no such amendment shall affect the undersigned's rights to cease to be a Participant, or change the provisions of Rule 4 of the Corporation or the formula in accordance with which the undersigned's contribution to Participants Fund is determined unless, before such amendment or change becomes effective, the undersigned is given 10 business days' notice thereof and the opportunity to give written notice to the Corporation of its election to terminate its business with the Corporation.

The undersigned acknowledges that it has reviewed the By-Laws and Rules of the Corporation as in effect at the date hereof, including the provisions of Rule 4 relating to the Participants Fund and the use thereof by the Corporation for the purposes of the Corporation's business.

The undersigned will be bound by all the provisions of this agreement immediately upon the approval by the Corporation of this application. This agreement is binding upon the parties hereto and their respective successors and assigns.

This agreement and all transactions effected by the undersigned with any other party, or to which the undersigned is a party, under the By-Laws and the Rules of the Corporation or through the facilities of the Corporation shall be governed by and construed in accordance with the laws of the State of New York.

Amalgamated Bank of Chicago
One West Monroe
Chicago, IL 60603
(ADDRESS)

Date: December 21, 1995

(CORPORATE SEAL)

APPROVED:

THE DEPOSITORY TRUST COMPANY

By ______________________
AUTHORIZED SIGNATURE

Date ______________________

PARTNERSHIP ACKNOWLEDGMENT

STATE OF ______________________ } ss:
COUNTY OF ______________________

On this ______ day of ____________, Nineteen Hundred and ______ before me personally came ______________________________, to me known and known to me to be a member of the firm of ______________________________ and acknowledged to me that he executed the foregoing instrument in the name of and on behalf of said firm.

CORPORATE ACKNOWLEDGMENT

STATE OF Illinois } ss:
COUNTY OF Cook

On this 21st day of December, Nineteen Hundred and 95 before me personally came [illegible], to me known, who, being by me duly sworn, did depose and say that he resides in Elmhurst; that he is (a) (the) Executive Vice President of the Amalgamated Bank of Chicago, the corporation described in and which executed the above instrument; that he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal and that it was so affixed by order of the Board of Directors of said corporation, and that he signed his name thereto by like order.

"OFFICIAL SEAL"
Joan M. DiCosola
Notary Public, State of Illinois
My Commission Expires 7/13/98

Joan M. DiCosola

EXHIBIT B
THE DEPOSITORY TRUST COMPANY
SECURITY POSITION INQUIRY REPORT

_ ACTD _ ART _ PEND _ RMCI _ SETP _ ____ _ Help

@G35/POS /POS0 THE DEPOSITORY TRUST COMPANY Date: 01/15/2009

*** FISMA & OMB Memorandum M-07-16 *** *Security Position Inquiry: Misc POS* Time: 11:14:41

*** FISMA & OMB Memorandum M-07-16 *** CUSIP: 437076102 HOME DEPOT INC < Date: 01 / 14 / 2009

Last Actv Date: 01/14/2009 Status: FAST WT SDFS

CUSIP Chills:

MISCELLANEOUS HOLDINGS	TOTALS
_ Stock Loan ------------------------>:	4,200
_ Repurchase Agreements-------------->:	
CNS Short Exemptions(LEVEL 1+2)--->:	N/A
CNS Long Exemptions(LEVEL 4)------->:	N/A

TOTAL FREE POSITION------------>:	205,922
TOTAL RESERVED Pos(PDA + PTA)-->:	0
TOTAL OTHER POSITION------------>:	0
TOTAL PARTICIPANT Position------>:	205,922

PAGE 3

1/13:FREE Position 3/14:OTHER Position 4/16:Prev-Day 5/17:Next-Day 12/24:Detail

EXHIBIT C
SECURITY ACTIVITY REVIEW REPORT

RUN JAN 14 09
AT 2:26 PM

Amalgamated Bank of Chicago
Security Activity Review
FROM 07/01/07 TO 01/14/09
SELECTED ACCOUNTS

PAGE 1
AS OF 01/14/09

ACCOUNT AFL-CIO RESV ARK

07/09/07

7=FRR

213. RECEIVED 1,300 SHS HOME DEPOT INC COMMON STOCK EFFECTIVE 07/09/07 FROM PRIOR CUSTODIAN — INVESTMENTS CUSIP # 437076102 — 84,065.28+

37=CAR

214. INCREASED REGIS. 57 D.T.C. 1,300 SHS HOME DEPOT INC COMMON STOCK — CUSIP # 437076102

2455 Paces Ferry Rd. • Atlanta, GA 30339

December 19, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of the AFL-CIO Reserve Fund

Ladies and Gentlemen:

On behalf of The Home Depot, Inc. (the "Company"), the purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials (the "2009 Proxy Materials") for its 2009 Annual Meeting of Shareholders (the "2009 Meeting"). The AFL-CIO Reserve Fund (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2009 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibits A, B, C and D. A copy of this letter, including Exhibits A, B, C and D, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2009 Proxy Materials.

The Company intends to commence distribution of its definitive 2009 Proxy Materials on or about April 10, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2009 Proxy Materials with the Securities and Exchange Commission.

The Proposal sets forth the following resolution:

> "RESOLVED: Shareholders of The Home Depot, Inc. (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable."

The Company intends to omit the Proposal from the 2009 Proxy Materials on the basis of Rules 14a-8(b) and 14a-8(f) and requests concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from the 2009 Proxy Materials.

Rule 14a-8(b) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submitted the proposal and the proponent must continue to hold such securities through the date of the meeting. Under Rule 14a-8(b)(2), a proponent must submit to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proponent submitted the proposal, the proponent continuously held the securities for at least one year. Rule 14a-8(f) states that the company may exclude the proponent's proposal if, after the company has notified the proponent of any deficiency and the time frame for responding to remedy the deficiency (14 calendar days following receipt) has elapsed, the proponent fails to correct such deficiency within such 14 day period.

The Company received the Proposal on December 2, 2008. The Proponent did not include with the Proposal any evidence or other documentation to prove its eligibility to submit a proposal pursuant to Rule 14a-8. According to the Company's records, the Proponent is not a record owner of the Company's common stock. Therefore, in accordance with Rule 14a-8(f), on December 3, 2008 the Company sent, by overnight mail, the Proponent a letter requesting that the Proponent provide proof of eligibility pursuant to Rule 14a-8 (the "Notification Letter"). A copy of the Notification Letter is attached as Exhibit B. A copy of Rule 14a-8 was also provided to the Proponent. In particular, the Company specifically notified the Proponent that the Proponent is required to submit "a written statement from the 'record' holder of the securities (usually a broker or bank) verifying that, at the time the [P]roposal was submitted, [the Proponent] continuously held at least $2,000 in market value of the Company's securities for at least one year" and that such proof of ownership is required within 14 calendar days of the Proponent's receipt of the Notification Letter. On December 4, 2008, the Company received a letter from AmalgaTrust, dated December 4, 2008, stating that AmalgaTrust is the record owner of 1,300 shares of the Company's common stock, beneficially owned by Proponent, and that the Proponent had held such shares continuously over one year and continued to hold such shares as of December 4, 2008 (the "Response"). A copy of the Response is attached as Exhibit C. As of the date of this letter, the Company has not received any further correspondence from the Proponent. Further, the 14 day period within which the Proponent needed to respond to the Notification Letter and provide the information required under Rule 14a-8(b) has now lapsed.

The Staff has consistently granted no-action relief pursuant to Rule 14a-8(f) for non-compliance with Rule 14a-8(b) due to the proponent's failure to provide an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal. See The McGraw Hill Companies, Inc. (January 28, 2008), Qwest Communications International Inc. (January 23, 2008), General Electric Company (December 31, 2007) and CIGNA Corporation (February 21, 2006). According to Computershare, the Company's registrar and transfer agent, AmalgaTrust was not a record owner of the Company's common stock as of December 2, 2008. According to its website (www.aboc.com), AmalgaTrust, a division of the Amalgamated Bank of Chicago, provides services such as investment management, custodial and benefit payment services and participant directed investment programs, and it is not a registered broker-dealer. Therefore, AmalgaTrust could not verify ownership under Rule 14a-8 and the Response Letter does not provide sufficient evidence of the Proponent's beneficial ownership of the shares in question as of the date the Proposal was submitted. A letter from the Company's registrar and transfer agent confirming that AmalgaTrust is not a record holder of the Company's common stock is attached as Exhibit D.

Furthermore, Rule 14a-8(b) states, and the Staff has reaffirmed its position, that a proponent must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the proponent submitted the proposal. See Staff Legal Bulletin No. 14 (July 13, 2001). The Staff has consistently granted no-action relief pursuant to Rule 14a-8(f) where a proponent has failed to provide proof of beneficial ownership as of the date the proponent submitted the proposal. See, e.g., IDACORP, Inc. (March 5, 2008), Safeway, Inc. (February 6, 2008), Exxon Mobil Corporation (January 29, 2008) and Intel Corp. (January 29, 2004). The Response is dated as of December 4, 2008, which is two days after the Proponent submitted the Proposal. The Response states that the Proponent "has held the [Company's common stock] continuously for over one year... as of [December 4, 2008]." The Response does not verify that the Proponent continuously held at least $2,000 in market value of the Company's securities from, at the very latest, December 2, 2007 onwards.

Moreover, the Company has complied with its obligations under Rule 14a-8(f). The Company timely delivered the Notification Letter to the Proponent within 14 days of its receipt of the Proposal and the Notification Letter clearly stated the beneficial ownership requirements under Rule 14a-8(b)(1), the type of documentation necessary to demonstrate compliance with such requirements and the deadline within which the Proponent needed to provide such proof.

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14 day period, the Staff has only done so if there were deficiencies in a company's notification letter. See, e.g., JPMorgan Chase & Co. (March 7, 2008), LNB Bancorp, Inc. (December 28, 2007) and AT&T Inc. (February 16, 2007). The Company believes an extension of the 14 day period is unwarranted in this case as the Notification Letter fully complied with the requirements of Rule 14a-8 and the standards set forth in Staff Legal Bulletin Nos. 14 and 14B.

For the foregoing reasons, the Proposal may be properly excluded from the 2009 Proxy Materials under Rules 14a-8(b) and 14a-8(f).

Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2009 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response made to the Staff.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

Copy: Vineeta Anand
Daniel F. Pedrotty

Exhibit A

Facsimile Transmittal

Date: December 2, 2008

To: Jack VanWoerkom, Secretary
The Home Depot, Inc.

Fax: 770-384-5552

From: Daniel Pedrotty

Pages: _3_ (including cover page)

Attached is our shareholder proposal for the 2009 annual meeting.

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 2, 2008

Sent by FAX and UPS Next Day Air

Mr. Jack A. VanWoerkom, Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Dear Mr. VanWoerkom:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of The Home Depot, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,300 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at (202) 637-5182.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Shareholder Proposal

RESOLVED: Shareholders of The Home Depot, Inc. (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

SUPPORTING STATEMENT

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform also is a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani. "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007.)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

We believe that the 47 million Americans without health insurance results in higher costs, causing an adverse effect on shareholder value for our Company, as well as all other U.S. companies which provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduces shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.

Exhibit B

THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

December 3, 2008

BY OVERNIGHT MAIL

Ms. Vineeta Anand
Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Ms. Anand:

I am writing in response to the fax dated December 2, 2008 from the AFL-CIO Reserve Fund ("Fund"), addressed to Mr. Jack A. VanWoerkom of The Home Depot, Inc. (the "Company"), regarding a proposal on health care reform.

Before we can process this proposal, we need to confirm that the Fund satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934. Rule 14a-8(b) requires submission of a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the Fund continuously held at least $2,000 in market value of the Company's securities for at least one year.

As required by statute, please send us such proof of ownership within *14 calendar days* of receiving this letter. Ownership documentation may be sent to me by fax. My fax number is (770) 384-5842. For your reference, I am enclosing a copy of Rule 14a-8.

Should you require any additional information or if you would like to discuss this matter, please call me at (770) 384-2858.

Very truly yours,

Jonathan M. Gottsegen

Enclosure

Exhibit C

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

December 4, 2008

Mr. Jack A. VanWoerkom, Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Re: The Home Depot, Inc.

Dear Sir/Madam:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 1,300 shares of common stock (the "Shares") of The Home Depot, Inc., beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant OMB Memorandum The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

Exhibit D

Computershare

Computershare Investor Services
250 Royall Street
Canton, Ma 02021
www.computershare.com

December 17, 2008

Jonathan Gottsegen
Senior Counsel, Corporate and
Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Road N.W.
Atlanta, GA 30339-4024

Dear Mr. Gottsegen:

You have asked whether or not either Amalga Trust or Amalgamated Bank of Chicago is a record holder of shares of common stock of The Home Depot, Inc. We, as transfer agent for The Home Depot, Inc., hereby confirm that, as of December 2, 2008, neither Amalga Trust nor Amalgamated Bank of Chicago is a record holder of such shares.

Sincerely,

Deborah H. Norris

Deborah H. Norris
Relationship Manager

END